Pricing Supplement To product supplement ZZ dated July 31, 2015, prospectus supplement dated July 31, 2015 and prospectus dated April 27, 2016	Pricing Supplement No. 2836ZZ Registration Statement No. 333-206013 Rule 424(b)(2)

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying product supplement, prospectus supplement and prospectus do not constitute an offer to sell nor do they seek an offer to buy the notes in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated May 26, 2017

Deutsche Bank

Structured Investments	Deutsche Bank AG $ Notes Linked to the Performance of the Brazilian Real Relative to the U.S. Dollar due June 13, 2018

General

•	The notes are designed for investors who seek a return at maturity linked to the performance of the Brazilian real (the “Underlying Currency”) relative to the U.S. dollar (the “Reference Currency”). If the Currency Performance, calculated as set forth below, is greater than or equal to -25.00%, investors will receive at maturity a positive return on the notes equal to the greater of the Contingent Minimum Return of 8.20% and the Currency Performance. However, if the Currency Performance is less than -25.00%, investors will be fully exposed to the negative Currency Performance and, for each $1,000 Face Amount of notes, will lose 1.00% of the Face Amount for every 1.00% the Currency Performance is negative. The notes do not pay any coupons and investors should be willing to lose a significant portion or all of their investment if the Currency Performance is less than -25.00%. Any payment on the notes is subject to the credit of the Issuer.

•	A positive Currency Performance means the Brazilian real has strengthened relative to the U.S. dollar. A Currency Performance of zero means the Brazilian real remained unchanged relative to the U.S. dollar. A negative Currency Performance means the Brazilian real has weakened relative to the U.S. dollar.

•	Senior unsecured obligations of Deutsche Bank AG due June 13, 2018

•	Minimum purchase of $10,000. Minimum denominations of $1,000 (the “Face Amount”) and integral multiples thereof.

•	The notes are expected to price on or about May 26, 2017 (the “Trade Date”) and are expected to settle on or about June 1, 2017 (the “Settlement Date”).

Key Terms

Issuer:	Deutsche Bank AG, London Branch
Issue Price:	100% of the Face Amount
Underlying Currency:	Brazilian real (“BRL”)
Reference Currency:	U.S. dollar (“USD”)
Contingent Minimum Return:	8.20%. The actual Contingent Minimum Return will be determined on the Trade Date and will not be less than 8.20%
(Key Terms continued on next page)

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page 7 of the accompanying product supplement, page PS-5 of the accompanying prospectus supplement and page 13 of the accompanying prospectus and “Selected Risk Considerations” beginning on page 9 of this pricing supplement.

The Issuer’s estimated value of the notes on the Trade Date is approximately $977.50 to $987.50 per $1,000 Face Amount of notes, which is less than the Issue Price. Please see “Issuer’s Estimated Value of the Notes” on page 3 of this pricing supplement for additional information.

By acquiring the notes, you will be bound by and deemed irrevocably to consent to the imposition of any Resolution Measure (as defined below) by the competent resolution authority, which may include the write down of all, or a portion, of any payment on the notes or the conversion of the notes into ordinary shares or other instruments of ownership. If any Resolution Measure becomes applicable to us, you may lose some or all of your investment in the notes. Please see “Resolution Measures and Deemed Agreement” on page 4 of this pricing supplement for more information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees(1)(2)	Proceeds to Issuer
Per Note	$1,000.00	$10.00	$990.00
Total	$	$	$

(1)	JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC, which we refer to as JPMS LLC, or one of its affiliates will act as placement agents for the notes. The placement agents will forgo fees for sales to fiduciary accounts. The total fees represent the amount that the placement agents receive from sales to accounts other than such fiduciary accounts. The placement agents will receive a fee from the Issuer that will not exceed $10.00 per $1,000 Face Amount of notes.

(2)	Please see “Supplemental Plan of Distribution” in this pricing supplement for more information about fees.

The notes are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other U.S. or foreign governmental agency or instrumentality.

JPMorgan

Placement Agent

May    , 2017

(Key Terms continued from previous page)

Payment at Maturity:

•     If the Currency Performance is greater than or equal to -25.00%, you will receive a cash payment at maturity per $1,000 Face Amount of notes calculated as follows:

$1,000 + ($1,000 x the greater of (i) Contingent Minimum Return and (ii) Currency Performance)

•    If the Currency Performance is less than -25.00%, you will receive a cash payment at maturity per $1,000 Face Amount of notes calculated as follows:

$1,000 + ($1,000 x Currency Performance)

If the Currency Performance is less than -25.00%, you will be fully exposed to the negative Currency Performance and, for each $1,000 Face Amount of notes, you will lose 1.00% of the Face Amount for every 1.00% the Currency Performance is negative. In this circumstance, you will lose a significant portion or all of your investment at maturity. Because the Currency Performance is calculated by dividing the difference between the Initial Spot Rate and the Final Spot Rate by the Initial Spot Rate, you will lose all of your initial investment if the Final Spot Rate is equal to or greater than 200% of the Initial Spot Rate. In no case will the payment at maturity be less than zero. Any payment at maturity is subject to the credit of the Issuer.

Currency Performance:	The performance of the Underlying Currency from the Initial Spot Rate to the Final Spot Rate, calculated as follows:
Initial Spot Rate – Final Spot Rate
Initial Spot Rate
Because the Currency Performance is calculated by dividing the difference between the Initial Spot Rate and the Final Spot Rate by the Initial Spot Rate, the maximum positive Currency Performance will equal 100%, but there is no comparable limit on the negative Currency Performance. The Currency Performance will be less than -100% if the Final Spot Rate is greater than 200% of the Initial Spot Rate. However, in no case will the Payment at Maturity be less than zero.
Spot Rate:

On any day of calculation, the Spot Rate will be the USD/BRL mid-spot rate, at approximately 1:15 p.m., Sao Paulo time, as expressed as the amount of Brazilian reais per one U.S. dollar, for settlement in two business days, as determined by the calculation agent by reference to the exchange rate reported by the Banco Central do Brasil, which appears on Reuters Page “BRLPTAX=CBBR” (or any successor page) on such date of calculation.

A higher Spot Rate indicates a weakening of the Brazilian real against the U.S. dollar, while a lower Spot Rate indicates a strengthening of the Brazilian real against the U.S. dollar. Without limitation and in addition to any provisions in the accompanying product supplement, if the foregoing Spot Rate is unavailable (or is published in error), the Spot Rate may be selected by the calculation agent in good faith and in a commercially reasonable manner and/or the Final Valuation Date may be postponed by up to five trading days.

Initial Spot Rate:	The Spot Rate on the Trade Date
Final Spot Rate:	The Spot Rate on the Final Valuation Date
Trade Date[2]:	May 26, 2017
Settlement Date[2]:	June 1, 2017
Final Valuation Date[1,2]:	June 8, 2018
Maturity Date[1,2]:	June 13, 2018
Listing:	The notes will not be listed on any securities exchange.
CUSIP / ISIN:	25155MBF7 / US25155MBF77

[1]	Subject to adjustment as described under “Description of Securities — Adjustments to Valuation Dates and Payment Dates” in the accompanying product supplement.

[2]	In the event that we make any changes to the expected Trade Date or Settlement Date, the Final Valuation Date and Maturity Date may be changed so that the stated term of the notes remains the same.

Issuer’s Estimated Value of the Notes

The Issuer’s estimated value of the notes is equal to the sum of our valuations of the following two components of the notes: (i) a bond and (ii) an embedded derivative(s). The value of the bond component of the notes is calculated based on the present value of the stream of cash payments associated with a conventional bond with a principal amount equal to the Face Amount of notes, discounted at an internal funding rate, which is determined primarily based on our market-based yield curve, adjusted to account for our funding needs and objectives for the period matching the term of the notes. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you and is expected to adversely affect the price at which you may be able to sell the notes in any secondary market. The value of the embedded derivative(s) is calculated based on our internal pricing models using relevant parameter inputs such as expected interest rates and mid-market levels of price and volatility of the assets underlying the notes or any futures, options or swaps related to such underlying assets. Our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect.

The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Issue Price of the notes. The difference between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the notes through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the notes on the Trade Date. Our purchase price, if any, in secondary market transactions will be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately three months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

Resolution Measures and Deemed Agreement

On May 15, 2014, the European Parliament and the Council of the European Union adopted a directive establishing a framework for the recovery and resolution of credit institutions and investment firms (commonly referred to as the “Bank Recovery and Resolution Directive”). The Bank Recovery and Resolution Directive required each member state of the European Union to adopt and publish by December 31, 2014 the laws, regulations and administrative provisions necessary to comply with the Bank Recovery and Resolution Directive. Germany adopted the Recovery and Resolution Act (Sanierungs- und Abwicklungsgesetz, or the “Resolution Act”), which became effective on January 1, 2015. The Bank Recovery and Resolution Directive and the Resolution Act provided national resolution authorities with a set of resolution powers to intervene in the event that a bank is failing or likely to fail and certain other conditions are met. From January 1, 2016, the power to initiate resolution measures applicable to significant banking groups (such as Deutsche Bank Group) in the European Banking Union has been transferred to the European Single Resolution Board which, based on the European Union regulation establishing uniform rules and a uniform procedure for the resolution of credit institutions and certain investment firms in the framework of a Single Resolution Mechanism and a Single Resolution Fund (the “SRM Regulation”), works in close cooperation with the European Central Bank, the European Commission and the national resolution authorities. Pursuant to the SRM Regulation, the Resolution Act and other applicable rules and regulations, the notes may be subject to any Resolution Measure by the competent resolution authority if we become, or are deemed by the competent supervisory authority to have become, “non-viable” (as defined under the then applicable law) and are unable to continue our regulated banking activities without a Resolution Measure becoming applicable to us. By acquiring the notes, you will be bound by and deemed irrevocably to consent to the provisions set forth in the accompanying prospectus, which we have summarized below.

By acquiring the notes, you will be bound by and deemed irrevocably to consent to the imposition of any Resolution Measure by the competent resolution authority. Under the relevant resolution laws and regulations as applicable to us from time to time, the notes may be subject to the powers exercised by the competent resolution authority to: (i) write down, including to zero, any payment (or delivery obligations) on the notes; (ii) convert the notes into ordinary shares of (a) the Issuer, (b) any group entity or (c) any bridge bank or other instruments of ownership of such entities qualifying as common equity tier 1 capital; and/or (iii) apply any other resolution measure including, but not limited to, any transfer of the notes to another entity, the amendment, modification or variation of the terms and conditions of the notes or the cancellation of the notes. We refer to each of these measures as a “Resolution Measure.” A “group entity” refers to an entity that is included in the corporate group subject to a Resolution Measure. A “bridge bank” refers to a newly chartered German bank that would receive some or all of our assets, liabilities and material contracts, including those attributable to our branches and subsidiaries, in a resolution proceeding.

Furthermore, by acquiring the notes, you:

•	are deemed irrevocably to have agreed, and you will agree: (i) to be bound by, to acknowledge and to accept any Resolution Measure and any amendment, modification or variation of the terms and conditions of the notes to give effect to any Resolution Measure; (ii) that you will have no claim or other right against us arising out of any Resolution Measure; and (iii) that the imposition of any Resolution Measure will not constitute a default or an event of default under the notes, under the senior indenture dated November 22, 2006 among us, Law Debenture Trust Company of New York, as trustee, and Deutsche Bank Trust Company Americas, as issuing agent, paying agent, authenticating agent and registrar, as amended and supplemented from time to time (the “Indenture”), or for the purposes of, but only to the fullest extent permitted by, the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”);

•	waive, to the fullest extent permitted by the Trust Indenture Act and applicable law, any and all claims against the trustee and the paying agent, the issuing agent and the registrar (each, an “indenture agent”) for, agree not to initiate a suit against the trustee or the indenture agents in respect of, and agree that the trustee and the indenture agents will not be liable for, any action that the trustee or the indenture agents take, or abstain from taking, in either case in accordance with the imposition of a Resolution Measure by the competent resolution authority with respect to the notes; and

•	will be deemed irrevocably to have: (i) consented to the imposition of any Resolution Measure as it may be imposed without any prior notice by the competent resolution authority of its decision to exercise such power with respect to the notes; (ii) authorized, directed and requested The Depository Trust Company (“DTC”) and any direct participant in DTC or other intermediary through which you hold such notes to take any and all necessary action, if required, to implement the imposition of any Resolution Measure with respect to the notes as it may be imposed, without any further action or direction on your part or on the part of the trustee or the indenture agents; and (iii) acknowledged and accepted that the Resolution Measure provisions described herein and in the “Resolution Measures” section of the accompanying prospectus are exhaustive on the matters described herein and therein to the exclusion of any other agreements, arrangements or understandings between you and the Issuer relating to the terms and conditions of the notes.

This is only a summary, for more information please see the accompanying prospectus dated April 27, 2016, including the risk factors beginning on page 13 of such prospectus.

Additional Terms Specific to the Notes

You should read this pricing supplement together with product supplement ZZ dated July 31, 2015, the prospectus supplement dated July 31, 2015 relating to our Series A global notes of which these notes are a part and the prospectus dated April 27, 2016. Delaware Trust Company, which acquired the corporate trust business of Law Debenture Trust Company of New York, is the successor trustee of the notes. When you read the accompanying product supplement and prospectus supplement, please note that all references in such supplements to the prospectus dated July 31, 2015, or to any sections therein, should refer instead to the accompanying prospectus dated April 27, 2016 or to the corresponding sections of such prospectus, as applicable, unless otherwise specified or the context otherwise requires. You may access these documents on the website of the Securities and Exchange Commission (the “SEC”) at.www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement ZZ dated July 31, 2015:

http://www.sec.gov/Archives/edgar/data/1159508/000095010315006052/crt_dp58268-424b2.pdf

•	Prospectus supplement dated July 31, 2015:

http://www.sec.gov/Archives/edgar/data/1159508/000095010315006048/crt-dp58161_424b2.pdf

•	Prospectus dated April 27, 2016:

http://www.sec.gov/Archives/edgar/data/1159508/000119312516559607/d181910d424b21.pdf

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in this pricing supplement and in “Risk Factors” in the accompanying product supplement, prospectus supplement and prospectus, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.

Hypothetical Examples

The following table illustrates a range of hypothetical payments at maturity on the notes. The table and the hypothetical examples below assume a Contingent Minimum Return of 8.20%. The actual Initial Spot Rate and Contingent Minimum Return will be determined on the Trade Date. The table and hypothetical examples set forth below are for illustrative purposes only. The actual return applicable to a purchaser of the notes will be based on whether or not the Currency Performance is greater than or equal to -25.00% and, if the Currency Performance is less than -25.00%, the Currency Performance itself, which will be based on the Spot Rate on the Final Valuation Date. The numbers appearing in the table and examples below may have been rounded for ease of analysis. You should consider carefully whether the notes are suitable to your investment goals.

Hypothetical Currency Performance (%)	Hypothetical Return on the Notes (%)	Hypothetical Payment at Maturity ($)
100.00%	100.00%	$2,000.00
90.00%	90.00%	$1,900.00
80.00%	80.00%	$1,800.00
70.00%	70.00%	$1,700.00
60.00%	60.00%	$1,600.00
50.00%	50.00%	$1,500.00
40.00%	40.00%	$1,400.00
30.00%	30.00%	$1,300.00
20.00%	20.00%	$1,200.00
10.00%	10.00%	$1,100.00
8.20%	8.20%	$1,082.00
5.00%	8.20%	$1,082.00
2.50%	8.20%	$1,082.00
0.00%	8.20%	$1,082.00
-2.50%	8.20%	$1,082.00
-5.00%	8.20%	$1,082.00
-10.00%	8.20%	$1,082.00
-20.00%	8.20%	$1,082.00
-25.00%	8.20%	$1,082.00
-26.00%	-26.00%	$740.00
-30.00%	-30.00%	$700.00
-40.00%	-40.00%	$600.00
-50.00%	-50.00%	$500.00
-60.00%	-60.00%	$400.00
-70.00%	-70.00%	$300.00
-80.00%	-80.00%	$200.00
-90.00%	-90.00%	$100.00
-100.00%	-100.00%	$0.00
-110.00%	-100.00%	$0.00

Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples illustrate how the payments on the notes at maturity set forth in the table above are calculated.

Example 1: The Final Spot Rate is less than the Initial Spot Rate (the Brazilian real strengthens relative to the U.S. dollar), resulting in a Currency Performance of 30.00%. Because the Currency Performance of 30.00% is greater than -25.00% and is greater than the Contingent Minimum Return, the investor receives a return on the notes equal to the Currency Performance and a Payment at Maturity of $1,300.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x the greater of (i) Contingent Minimum Return and (ii) Currency Performance)

$1,000 + ($1,000 x 30.00%) = $1,300.00

Example 2: The Final Spot Rate is less than the Initial Spot Rate (the Brazilian real strengthens relative to the U.S. dollar), resulting in a Currency Performance of 5.00%. Because the Currency Performance of 5.00% is greater than -25.00% but is less than the Contingent Minimum Return, the investor receives a return on the notes equal to the Contingent Minimum Return and a Payment at Maturity of $1,082.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x the greater of (i) Contingent Minimum Return and (ii) Currency Performance)

$1,000 + ($1,000 x 8.20%) = $1,082.00

Example 3: The Final Spot Rate is greater than the Initial Spot Rate (the Brazilian real weakens relative to the U.S. dollar), resulting in a Currency Performance of -5.00%. Because the Currency Performance of -5.00% is greater than -25.00% but is less than the Contingent Minimum Return, the investor receives a return on the notes equal to the Contingent Minimum Return and a Payment at Maturity of $1,082.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x the greater of (i) Contingent Minimum Return and (ii) Currency Performance)

$1,000 + ($1,000 x 8.20%) = $1,082.00

Example 4: The Final Spot Rate is greater than the Initial Spot Rate (the Brazilian real weakens relative to the U.S. dollar), resulting in a Currency Performance of -50.00%. Because the Currency Performance of -50.00% is less than -25.00%, the investor is fully exposed to the negative Currency Performance and receives a Payment at Maturity of $500.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x Currency Performance)

$1,000 + ($1,000 x -50.00%) = $500.00

Selected Purchase Considerations

•	APPRECIATION POTENTIAL — The notes are linked to the performance of the Underlying Currency relative to the Reference Currency. If the Currency Performance is greater than or equal to -25.00%, you will receive at maturity a positive return on the notes equal to the greater of (i) the Contingent Minimum Return and (ii) the Currency Performance. Because the Currency Performance is calculated by dividing the difference between the Initial Spot Rate and the Final Spot Rate by the Initial Spot Rate, the maximum positive Currency Performance will equal 100%. Any payment on the notes is subject to our ability to satisfy our obligations as they become due.

•	LIMITED PROTECTION AGAINST LOSS — If the Currency Performance is less than or equal to the Contingent Minimum Return but is greater than or equal to -25.00%, you will receive at maturity a return on the notes equal to the Contingent Minimum Return. However, if the Currency Performance is less than -25.00%, you will be fully exposed to the negative Currency Performance and, for each $1,000 Face Amount of notes, you will lose 1.00% of the Face Amount for every 1.00% the Currency Performance is negative. In this circumstance, you will lose a significant portion or all of your investment in the notes.

•	EXPOSURE TO THE UNDERLYING CURRENCY RELATIVE TO THE REFERENCE CURRENCY — The return on the notes, which may be positive, zero or negative, is linked to the performance of the Brazilian real, which we refer to as the Underlying Currency, relative to the U.S. dollar, which we refer to as the Reference Currency, as described herein. Accordingly, the Currency Performance will increase as the Underlying Currency strengthens relative to the U.S. dollar, and will decrease as the Underlying Currency weakens relative to the U.S. dollar.

•	TAX CONSEQUENCES — Due to the lack of direct legal authority, there is substantial uncertainty regarding the U.S. federal income tax consequences of an investment in the notes. In determining our responsibilities for information reporting and withholding, if any, we intend to treat the notes as prepaid financial contracts that are not debt, with the consequences described below. Our special tax counsel, Davis Polk & Wardwell LLP, has advised that while it believes this treatment to be reasonable, it is unable to conclude that it is more likely than not that this treatment will be upheld, and that other reasonable treatments are possible that could materially and adversely affect the timing and character of income or loss on your notes. If the notes are treated as prepaid financial contracts that are not debt, you should not recognize taxable income or loss prior to the taxable disposition of your notes (including at maturity). The remainder of this discussion assumes that the treatment of the notes as prepaid financial contracts that are not debt is respected, except where otherwise indicated.

Your gain or loss on the notes should be treated as ordinary income or loss under Section 988 of the Internal Revenue Code (the “Code”) unless, before the close of the day on which you acquire the notes, you make a valid election pursuant to the applicable Treasury regulations under Section 988 to treat such gain or loss as capital gain or loss (a “capital gain election”). Assuming that the notes are properly treated as prepaid financial contracts that are not debt, our special tax counsel believes that it is reasonable to treat the capital gain election as available and that, even if the notes are not so treated, there should be no adverse consequences as a result of having made a protective capital gain election. However, because there is no direct legal authority addressing the availability of the capital gain election for instruments such as the notes, our special tax counsel is unable to conclude that it is more likely than not that the election is available.

To make the capital gain election (assuming it is available), you must, in accordance with the detailed procedures set forth in the regulations under Section 988, either (a) clearly identify the notes on your books and records on the day you acquire them as being subject to the election and file a prescribed statement verifying the election with your federal income tax return or (b) obtain “independent verification” of the election. Assuming that you are permitted to, and do, make the election, your gain or loss on the notes should be capital gain or loss and should be long-term capital gain or loss if at the time of maturity or disposition you have held the notes for more than one year. The deductibility of capital losses is subject to limitations. If you do not make a valid capital gain election, special reporting rules could apply if your ordinary losses under Section 988 exceed a specified threshold.

It is possible that the notes might be treated as “foreign currency contracts” under the mark-to-market regime of Section 1256 of the Code. If Section 1256 were to apply, you would be required to mark your notes to market at the end of each year (i.e., recognize income or loss as if the notes had been sold for fair market value).  Under this treatment, if applicable, gain or loss recognized on marking the notes to market and on the disposition of the notes would be ordinary in character absent a valid capital gain election (as described above). If the election is available and a valid election is made, gain or loss recognized on marking the notes to market and on maturity or disposition of the notes would be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to how long you had held your notes.

In 2007, the U.S. Treasury Department and the Internal Revenue Service (the “IRS”) released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether beneficial owners of these instruments should be required to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

In 2007, the IRS also released a revenue ruling holding that a particular financial instrument with some similarity to the notes is properly treated as a debt instrument denominated in a foreign currency. The notes are distinguishable from the instrument described in the revenue ruling, but if the reach of the revenue ruling were extended, it could materially and adversely affect the tax consequences for U.S. holders of an investment in the notes, possibly with retroactive effect.

Withholding under legislation commonly referred to as “FATCA” might (if the notes were recharacterized as debt instruments) apply to amounts treated as interest paid with respect to the notes. Notwithstanding anything to the contrary in the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” under a recent IRS notice, withholding under FATCA will not apply to payments of gross proceeds (other than any amount treated as interest) of a taxable disposition, including redemption at maturity, of the notes. You should consult your tax adviser regarding the potential application of FATCA to the notes.

You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.” The preceding discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including the availability of the capital gain election, possible alternative treatments and the issues presented by the 2007 notice and ruling), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Underlying Currency. In addition to these selected risk considerations, you should review the “Risk Factors” sections of the accompanying product supplement, prospectus supplement and prospectus.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of your investment. The return on the notes at maturity is based on the Currency Performance and will depend on whether, and the extent to which, the Currency Performance is positive, zero or negative. If the Currency Performance is less than -25.00%, your investment will be fully exposed to the negative Currency Performance as measured on the Final Valuation Date and, for each $1,000 Face Amount of notes, you will lose 1.00% of the Face Amount for every 1.00% the Currency Performance is negative. In this circumstance, you will lose a significant portion or all of your investment in the notes. Any payment on the notes is subject to our ability to satisfy our obligations as they become due.

•	YOU WILL NOT RECEIVE THE CONTINGENT MINIMUM RETURN IF THE CURRENCY PERFORMANCE IS LESS THAN -25.00% — If the Underlying Currency weakens relative to the U.S. dollar, resulting in the Currency Performance being less than -25.00%, you will not receive a return on the notes equal to the Contingent Minimum Return. If the Currency Performance is less than -25.00%, your investment will be fully exposed to the negative Currency Performance and, for each $1,000 Face Amount of notes, you will lose 1.00% of the Face Amount for every 1.00% the Currency Performance is negative. In this circumstance, you will lose a significant portion or all of your initial investment in the notes.

•	THE NOTES DO NOT PAY ANY COUPONS — Unlike ordinary debt securities, the notes do not pay any coupons and do not guarantee any return of your investment at maturity.

•	THE NOTES ARE SUBJECT TO THE CREDIT OF DEUTSCHE BANK AG — The notes are senior unsecured obligations of Deutsche Bank AG and are not, either directly or indirectly, an obligation of any third party. Any payment(s) to be made on the notes depends on the ability of Deutsche Bank AG to satisfy its obligations as they become due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking Deutsche Bank AG’s credit risk will likely have an adverse effect on the value of the notes. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and, in the event Deutsche Bank AG were to default on its obligations or become subject to a Resolution Measure, you might not receive any amount(s) owed to you under the terms of the notes and you could lose your entire investment.

•	THE NOTES MAY BE WRITTEN DOWN, BE CONVERTED INTO ORDINARY SHARES OR OTHER INSTRUMENTS OF OWNERSHIP OR BECOME SUBJECT TO OTHER RESOLUTION MEASURES. YOU MAY LOSE SOME OR ALL OF YOUR INVESTMENT IF ANY SUCH MEASURE BECOMES APPLICABLE TO US — Pursuant to the SRM Regulation, the Resolution Act and other applicable rules and regulations described above under “Resolution Measures and Deemed Agreement,” the notes are subject to the powers exercised by the competent resolution authority to impose Resolution Measures on us, which may include: writing down, including to zero, any claim for payment on the notes; converting the notes into ordinary shares of (i) the Issuer, (ii) any group entity or (iii) any bridge bank or other instruments of ownership of such entities qualifying as common equity tier 1 capital; or applying any other resolution measure including, but not limited to, transferring the notes to another entity, amending, modifying or varying the terms and conditions of the notes or cancelling the notes. The competent resolution authority may apply Resolution Measures individually or in any combination.

The German law on the mechanism for the resolution of banks of November 2, 2015 (Abwicklungsmechanismusgesetz, or the “Resolution Mechanism Act”) provides that, in a German insolvency proceeding of the Issuer, certain specifically defined senior unsecured debt instruments would rank junior to, without constituting subordinated debt, all other outstanding unsecured unsubordinated obligations of the Issuer and be satisfied only if all such other senior unsecured obligations of the Issuer have been paid in full. This prioritization would also be given effect if Resolution Measures are imposed on the Issuer, so that obligations under debt instruments that rank junior in insolvency as described above would be written down or converted into common equity tier 1 instruments before any other senior unsecured obligations of the Issuer are written down or converted. A large portion of our liabilities consist of senior unsecured obligations that either fall outside the statutory definition of debt instruments that rank junior to other senior unsecured obligations according to the Resolution Mechanism Act or are expressly exempted from such definition.

Among those unsecured unsubordinated obligations that are expressly exempted are money market instruments and senior unsecured debt instruments whose terms provide that (i) the repayment or the amount of the repayment depends on the occurrence or non-occurrence of an event which is uncertain at the point in time when the senior unsecured debt instruments are issued or is settled in a way other than by monetary payment, or (ii) the payment of interest or the amount of the interest payments depends on the occurrence or non-occurrence of an event which is uncertain at the point in time when the senior unsecured debt instruments are issued unless the payment of interest or the amount of the interest payments solely depends on a fixed or floating reference interest rate and is settled by monetary payment. This order of priority introduced by the Resolution Mechanism Act would apply in German insolvency proceedings instituted, or when Resolution Measures are imposed, on or after January 1, 2017 with effect for debt instruments of the Issuer outstanding at that time. In a German insolvency proceeding or in the event of the imposition of Resolution Measures with respect to the Issuer, the competent regulatory authority or court would determine which of our senior debt securities issued under the prospectus have the terms described in clauses (i) or (ii) above, referred to herein as the “Structured Debt Securities,” and which do not, referred to herein as the “Non-Structured Debt Securities.” We expect the notes offered herein to be classified as Structured Debt Securities, but the competent regulatory authority or court may classify the notes differently. In a German insolvency proceeding or in the event of the imposition of Resolution Measures with respect to the Issuer, the Structured Debt Securities are expected to be among the unsecured unsubordinated obligations that would bear losses after the Non-Structured Debt Securities as described above. Nevertheless, you may lose some or all of your investment in the notes if a Resolution Measure becomes applicable to us. Imposition of a Resolution Measure would likely occur if we become, or are deemed by the competent supervisory authority to have become, “non-viable” (as defined under the then applicable law) and are unable to continue our regulated banking activities without a Resolution Measure becoming applicable to us. The Bank Recovery and Resolution Directive and the Resolution Act are intended to eliminate the need for public support of troubled banks, and you should be aware that public support, if any, would only potentially be used by the competent supervisory authority as a last resort after having assessed and exploited, to the maximum extent practicable, the resolution tools, including the bail-in tool.

By acquiring the notes, you would have no claim or other right against us arising out of any Resolution Measure and we would have no obligation to make payments under the notes following the imposition of a Resolution Measure. In particular, the imposition of any Resolution Measure will not constitute a default or an event of default under the notes, under the Indenture or for the purposes of, but only to the fullest extent permitted by, the Trust Indenture Act. Furthermore, because the notes are subject to any Resolution Measure, secondary market trading in the notes may not follow the trading behavior associated with similar types of securities issued by other financial institutions which may be or have been subject to a Resolution Measure.

In addition, by your acquisition of the notes, you waive, to the fullest extent permitted by the Trust Indenture Act and applicable law, any and all claims against the trustee and the indenture agents for, agree not to initiate a suit against the trustee or the indenture agents in respect of, and agree that the trustee and the indenture agents will not be liable for, any action that the trustee or the indenture agents take, or abstain from taking, in either case in accordance with the imposition of a Resolution Measure by the competent resolution authority with respect to the notes. Accordingly, you may have limited or circumscribed rights to challenge any decision of the competent resolution authority to impose any Resolution Measure.

•	THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE WILL BE LESS THAN THE ISSUE PRICE OF THE NOTES — The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Issue Price of the notes. The difference between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the notes through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The Issuer’s estimated value of the notes is determined by reference to an internal funding rate and our pricing models. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you and is expected to adversely affect the price at which you may be able to sell the notes in any secondary market. In addition, our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. If at any time a third party dealer were to quote a price to purchase your notes or otherwise value your notes, that price or value may differ materially from the estimated value of the notes determined by reference to our internal funding rate and pricing models. This difference is due to, among other things, any difference in funding rates, pricing models or assumptions used by any dealer who may purchase the notes in the secondary market.

•	INVESTING IN THE NOTES IS NOT THE SAME AS INVESTING DIRECTLY IN THE UNDERLYING CURRENCY — You may receive a lower return on the notes than you would have realized if you had made a direct, uncapped investment in the Underlying Currency. The Currency Performance is solely based upon the formula set forth above and not on any other formula that could be used for calculating currency performances.

•	THE METHOD OF CALCULATING THE CURRENCY PERFORMANCE WILL DIMINISH ANY STRENGTHENING, AND MAGNIFY ANY WEAKENING, OF THE UNDERLYING CURRENCY RELATIVE TO THE REFERENCE CURRENCY — The Currency Performance is calculated by dividing the difference between the Initial Spot Rate and the Final Spot Rate by the Initial Spot Rate. However, another way to calculate the return of the Underlying Currency relative to the Reference Currency is to calculate the return that would be achieved by converting Brazilian reais into U.S. dollars at the Initial Spot Rate on the Trade Date, and then on the Final Valuation Date, converting back into Brazilian reais at the Final Spot Price (which we refer to as a conversion return). The conversion return is calculated by dividing the difference between the Initial Spot Rate and the Final Spot Rate by the Final Spot Rate. Under the calculation method of the Currency Performance, the denominator of the fraction will always be greater than in a conversion return equation if the Underlying Currency strengthens relative to the Reference Currency, and will always be smaller than in a conversion return equation if the Underlying Currency weakens relative to the Reference Currency. As a result, any strengthening of the Underlying Currency relative to the Reference Currency will be diminished, while any weakening of the Underlying Currency relative to the Reference Currency will be magnified, as compared to the conversion return. For example, assuming the Initial Spot Rate is 1.0, if the Spot Rate were to decrease (meaning that the Underlying Currency strengthens relative to the Reference Currency) to a Final Spot Rate of 0.9, the Currency Performance would be 10.00%. However, the conversion return for a Final Spot Rate of 0.9 would be 11.11%. Conversely, if the Spot Rate were to increase (meaning that the Underlying Currency weakens relative to the Reference Currency) to a Final Spot Rate of 1.1, the Currency Performance would be -10.00%. However, the conversion return for a Final Spot Rate of 1.1 would be only -9.09%.

•	THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RATE RISK — Investors in the notes will be exposed to currency exchange rate risk with respect to the Underlying Currency and the Reference Currency. The Currency Performance will depend on the extent to which the Underlying Currency strengthens or weakens against the Reference Currency, calculated based on the exchange rate between the Underlying Currency and the Reference Currency. Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. Changes in foreign currency exchange rates result from the interaction of many factors directly or indirectly affecting economic and political conditions in the home country of the Underlying Currency, as well as economic and political developments in the home country of the Reference Currency. Additionally, the volatility of the currency exchange rate between the Underlying Currency and the Reference Currency could affect the value of the notes.

Of particular importance to currency exchange rate risk are:

•	existing and expected rates of inflation;

•	existing and expected interest rates;

•	political, civil or military unrest;

•	the balance of payments between Brazil and the United States; and

•	the extent of governmental surpluses or deficits in Brazil and the United States.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of Brazil, the United States and other countries important to international trade and finance.

•	LEGAL AND REGULATORY RISKS — Legal and regulatory changes could adversely affect currency exchange rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to currency exchange rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the Underlying Currency relative to the Reference Currency and, consequently, the value of, and your return on, the notes.

•	CURRENCY MARKETS MAY BE VOLATILE — The notes are linked to the performance of the Brazilian real (as the Underlying Currency) relative to the U.S. dollar (as the Reference Currency) and investors should consider factors that could affect the Underlying Currency or the Reference Currency during the term of the notes. Currency markets may be highly volatile, particularly in relation to emerging or developing nations’ currencies and, in certain market conditions, also in relation to developed nations’ currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency risks include, but are not limited to, convertibility risk, market volatility and the potential impact of actions taken by governments, which may include the regulation of exchange rates or foreign investments, the imposition of taxes, the issuance of new currency to replace an existing currency or the evaluation or revaluation of a currency. These factors may affect the Spot Rate and, therefore, the value of your notes in varying ways.

•	THE NOTES ARE SUBJECT TO EMERGING MARKETS RISK — The Underlying Currency is the currency of an emerging market country. Emerging market countries are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. In recent years, some emerging markets have undergone significant political, economic and social upheaval. Such far-reaching changes have resulted in constitutional and social tensions and, in some cases, instability and reaction against market reforms have occurred. With respect to any emerging market nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. Future political changes may adversely affect the economic conditions of an emerging market nation. Political or economic instability could affect the value of, and your return on, the notes.

•	THE NOTES ARE LINKED TO THE PERFORMANCE OF A SINGLE UNDERLYING CURRENCY RELATIVE TO A REFERENCE CURRENCY, AND THEREFORE, EXPOSE YOU TO SIGNIFICANT NON-DIVERSIFIED CURRENCY RISK — Your investment in the notes is subject to the risk of significant fluctuations in the performance of a single currency, the Brazilian real, relative to another single currency, the U.S. dollar. Because the notes are linked to a single currency as opposed to a basket of currencies, adverse movements in the exchange rate between the Underlying Currency and the Reference Currency will not be offset or moderated by potentially favorable movements in the exchange rates of other currencies, as might be the case if the notes were linked to a currency basket.

•	CURRENCY EXCHANGE RATE RISKS CAN BE EXPECTED TO HEIGHTEN IN PERIODS OF FINANCIAL TURMOIL — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of such a crisis than others, with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the U.S. government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, could affect the value of the Underlying Currency relative to the Reference Currency. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate in the future or inhibit such fluctuations, which could have a material adverse effect on the performance of the Underlying Currency relative to the Reference Currency, and thus, on the value of the notes.

•	IF THE LIQUIDITY OF THE UNDERLYING CURRENCY IS LIMITED, THE VALUE OF THE NOTES WOULD LIKELY BE IMPAIRED — Currencies and derivative contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity of the Underlying Currency on the Final Valuation Date would likely have an adverse effect on the Final Spot Rate, and therefore, adversely affect the return on your notes. Limited liquidity relating to the Underlying Currency may also result in Deutsche Bank AG, London Branch, as calculation agent, being unable to determine the Currency Performance using its normal means. The resulting discretion by the calculation agent in determining the Currency Performance could, in turn, result in potential conflicts of interest.

•	SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE UNDERLYING CURRENCY MAY ADVERSELY AFFECT THE VALUE OF THE NOTES — The currency markets are subject to temporary distortions and disruptions due to various factors, including government regulation and intervention, the lack of liquidity in the markets and the participation of speculators. These circumstances could adversely affect the exchange rate between the Underlying Currency and the Reference Currency and, therefore, the value of the notes.

•	THE PAYMENT FORMULA FOR THE NOTES WILL NOT TAKE INTO ACCOUNT ALL DEVELOPMENTS IN THE uNDERLYING cuRRENCY — Changes in the Underlying Currency and/or the Reference Currency during the term of the notes may not be reflected in the calculation of the Payment at Maturity. The Currency Performance will be calculated only on the Final Valuation Date and will be based on the Final Spot Rate. As a result, the Currency Performance may be less than -25.00% even if the Underlying Currency has moved favorably relative to the Reference Currency at certain times during the term of the notes before moving to unfavorable levels on the Final Valuation Date.

•	REGULATORY DEVELOPMENTS AND INVESTIGATIONS MAY RESULT IN CHANGES TO THE RULES OR METHODOLOGY USED TO DETERMINE THE SPOT RATE, WHICH MAY ADVERSELY AFFECT ANY PAYMENT ON THE NOTES — The methodologies used to determine the value of certain “benchmarks,” such as the Spot Rate, are the subject of recent national, international and other regulatory guidance, proposals for reform and investigations. These reforms or changes made in response to these investigations may cause those benchmarks to perform differently than in the past and may have other consequences that cannot be predicted. In addition, market participants may elect not to continue to participate in the administration of certain benchmarks if these reforms and investigations increase the costs and risks associated with those activities, which could cause changes in the rules or methodologies used in certain benchmarks or lead to the disappearance of certain benchmarks. Any of these changes could adversely affect the Final Spot Rate, the value of the notes and any payment on the notes.

•	THE underlying currency OR THE REFERENCE CURRENCY MAY BE REPLACED BY ANOTHER CURRENCY FOLLOWING A SUCCESSION EVENT — If the Underlying Currency or the Reference Currency is lawfully eliminated and such currency is replaced with, converted into, redenominated as, or exchanged for, another currency, or the relevant sovereign government of the Underlying Currency or the Reference Currency divides into two or more countries or economic regions, each with a different lawful currency that is in use immediately after such event (each, a “Succession Event”), then the Underlying Currency or Reference Currency may be replaced with such a successor currency. If the Underlying Currency or the Reference Currency is replaced with a successor currency, your return on the notes will become subject to the performance of such successor currency instead. Such successor currency may not perform similarly to the Underlying Currency or Reference Currency it replaced, which could adversely affect the value of, and your return on, the notes. The occurrence of a Succession Event and any consequent adjustments may materially and adversely affect the value of, and your return on, the notes.

•	PAST PERFORMANCE OF THE UNDERLYING CURRENCY RELATIVE TO THE REFERENCE CURRENCY IS NO GUIDE TO FUTURE PERFORMANCE — The actual performance of the Underlying Currency relative to the Reference Currency over the term of the notes may bear little relation to the historical exchange rates between the Underlying Currency and the Reference Currency and/or the hypothetical examples set forth elsewhere in this pricing supplement. We cannot predict the future performance of the Underlying Currency relative to the Reference Currency or whether such performance will result in the return of any of your investment.

•	MARKET DISRUPTIONS AND GOVERNMENT ACTIONS, INCLUDING THOSE SPECIFICALLY AFFECTING DEUTSCHE BANK AG, MAY ADVERSELY AFFECT YOUR RETURN — The calculation agent may, in its sole discretion, determine that a Market Disruption Event (as defined in the accompanying product supplement) has occurred, which may include, without limitation: a general inconvertibility event that generally makes it impossible to convert the Underlying Currency into the Reference Currency through customary legal channels; a general non-transferability event that generally makes it impossible (a) to deliver the Reference Currency from accounts inside the Underlying Currency’s home country to accounts outside such country, or (b) to deliver the Underlying Currency between accounts inside the Underlying Currency’s home country or to a party that is a non-resident of such country; a default or other similar event with respect to any security or indebtedness of, or guaranteed by, any governmental authority of the Underlying Currency’s home country; any change in the laws or regulations, or official interpretations of such, in the Underlying Currency’s home country; any nationalization or other action by a relevant governmental authority that deprives Deutsche Bank AG or any of its affiliates of all or substantially all of its assets in the Underlying Currency’s home country; or the inability by Deutsche Bank AG or any of its affiliates, after using commercially reasonable efforts, to acquire, establish, re-establish, substitute, maintain, unwind or dispose of any hedge position relating to the notes.

Upon the occurrence of one of these events, or another event that is included as a Market Disruption Event, it is possible that the Final Valuation Date and the Maturity Date may be postponed. It is also possible that, upon the occurrence of any of these events, the calculation agent will determine the Spot Rate as set forth under “Key Terms” in this pricing supplement and/or “Description of Securities — Adjustments to Valuation Dates and Payment Dates” in the accompanying product supplement, and such Spot Rate may differ substantially from the Spot Rate calculated based on the published exchange rates between the Underlying Currency and the Reference Currency in the absence of such events. As a result, any such Market Disruption Event may adversely affect your return on the notes.

•	ASSUMING NO CHANGES IN MARKET CONDITIONS AND OTHER RELEVANT FACTORS, THE PRICE YOU MAY RECEIVE FOR YOUR NOTES IN SECONDARY MARKET TRANSACTIONS WOULD GENERALLY BE LOWER THAN BOTH THE ISSUE PRICE AND THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE — While the payment(s) on the notes described in this pricing supplement is based on the full Face Amount of notes, the Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Issue Price of the notes. The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the notes on the Trade Date. Our purchase price, if any, in secondary market transactions would be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately three months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

In addition to the factors discussed above, the value of the notes and our purchase price in secondary market transactions after the Trade Date, if any, will vary based on many economic and market factors, including our creditworthiness, and cannot be predicted with accuracy. These changes may adversely affect the value of your notes, including the price you may receive in any secondary market transactions. Any sale prior to the Maturity Date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

•	THE NOTES WILL NOT BE LISTED AND THERE WILL LIKELY BE LIMITED LIQUIDITY — The notes will not be listed on any securities exchange. There may be little or no secondary market for the notes. We or our affiliates intend to act as market makers for the notes but are not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes when you wish to do so or at a price advantageous to you. Because we do not expect other dealers to make a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which we or our affiliates are willing to buy the notes. If, at any time, we or our affiliates do not act as market makers, it is likely that there would be little or no secondary market in the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss, even in cases where the Underlying Currency has strengthened relative to the Reference Currency since the Trade Date.

•	MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — While we expect that, generally, the Spot Rate on any day will affect the value of the notes more than any other single factor, the value of the notes prior to maturity will also be affected by a number of other factors that may either offset or magnify each other, including:

•	the expected volatility of the Underlying Currency relative to the Reference Currency;

•	the time remaining to the maturity of the notes;

•	the exchange rate and the volatility of the exchange rate between the Underlying Currency and the Reference Currency;

•	interest rates and yields in the markets generally and in the markets of the Underlying Currency and the Reference Currency;

•	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the Underlying Currency, the Reference Currency or the markets generally;

•	suspension or disruption of market trading of the Underlying Currency or the Reference Currency;

•	supply and demand for the notes; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

During the term of the notes, it is possible that their value may decline significantly due to the factors described above even if the Spot Rate remains unchanged from the Initial Spot Rate, and any sale prior to the Maturity Date could result in a substantial loss to you. You must hold the notes to maturity to receive the stated payout from the Issuer.

•	TRADING AND OTHER TRANSACTIONS BY US, JPMORGAN CHASE & CO. OR OUR OR ITS AFFILIATES IN THE FOREIGN EXCHANGE AND CURRENCY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE NOTES — We or our affiliates expect to hedge our exposure from the notes by entering into foreign exchange and currency derivative transactions, such as over-the-counter options, futures or exchange-traded instruments. We, JPMorgan Chase & Co. or our or its affiliates may also engage in trading in instruments linked or related to the Underlying Currency and/or the Reference Currency on a regular basis as part of our or their general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. Such trading and hedging activities may adversely affect the Spot Rate and, therefore, make it less likely that you will receive a positive return on your investment in the notes. It is possible that we, JPMorgan Chase & Co. or our or its affiliates could receive substantial returns from these hedging and trading activities while the value of the notes declines. We, JPMorgan Chase & Co. or our or its affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Underlying Currency and/or the Reference Currency. To the extent that we, JPMorgan Chase & Co. or our or its affiliates serve as issuer, agent or underwriter for such securities or financial or derivative instruments, our, JPMorgan Chase & Co.’s or our or its affiliates’ interests with respect to such products may be adverse to those of the holders of the notes. Introducing competing products into the marketplace in this manner could adversely affect the exchange rate between the Underlying Currency and the Reference Currency, and the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the notes.

•	WE, JPMORGAN CHASE & CO. OR OUR OR ITS AFFILIATES MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD ADVERSELY AFFECT THE EXCHANGE RATE BETWEEN THE UNDERLYING CURRENCY AND THE REFERENCE CURRENCY AND THE VALUE OF THE NOTES — We, JPMorgan Chase & Co. or our or its affiliates may publish research from time to time on financial markets and other matters that could adversely affect the exchange rate between the Underlying Currency and the Reference Currency and the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any research, opinions or recommendations expressed by us, JPMorgan Chase & Co. or our or its affiliates may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the notes and the Underlying Currency relative to the Reference Currency.

•	POTENTIAL CONFLICTS OF INTEREST — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent, hedging our obligations under the notes and determining the Issuer’s estimated value of the notes on the Trade Date and the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions. In performing these roles, our economic interests and those of our affiliates are potentially adverse to your interests as an investor in the notes. The calculation agent will determine, among other things, all values, prices and levels required to be determined for the purposes of the notes on any relevant date or time. The calculation agent also has some discretion as to how the calculations are made, in particular if the Spot Rate is not available (or is published in error) on the Final Valuation Date, and will be responsible for determining whether a Market Disruption Event has occurred. Any determination by the calculation agent could adversely affect the return on the notes.

•	THERE IS SUBSTANTIAL UNCERTAINTY REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid financial contracts that are not debt, as described above under “Tax Consequences.” Even if this treatment is respected, substantial uncertainties remain. For instance, you might not be permitted to make a capital gain election with respect to your notes. It is also possible that you might be required to “mark to market” your notes at the end of each tax year. If the IRS were successful in asserting an alternative treatment, the tax consequences of ownership and disposition of the notes could be materially and adversely affected. In addition, as described above under “Tax Consequences,” in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

In 2007, the IRS also released a revenue ruling holding that a particular financial instrument with some similarity to the notes is properly treated as a debt instrument denominated in a foreign currency. The notes are distinguishable from the instrument described in the revenue ruling, but if the reach of the revenue ruling were extended, it could materially and adversely affect the tax consequences for U.S. holders of an investment in the notes, possibly with retroactive effect.

You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences” and consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including the availability of the capital gain election, possible alternative treatments and the issues presented by the 2007 notice and ruling), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our affiliates. The hedging or trading activities of our affiliates on or prior to the Trade Date or the Final Valuation Date could adversely affect the Spot Rate and, as a result, could decrease the amount you may receive on the notes at maturity.

Historical Information

The following table and graph show the historical exchange rates between the Brazilian real and the U.S. dollar. The table uses exchange rates that are based on Bloomberg L.P. quotations for historical high and low exchange rates and Bloomberg L.P. end-of-day quotations for the period-end dates, while the graph uses daily exchange rates that are based on Bloomberg L.P. end-of-day quotations. The following table shows the historical high, low and period-end exchange rates for the period from January 3, 2007 through May 24, 2017, and the following graph sets forth the historical performance of the exchange rate between the Brazilian real and the U.S. dollar for the same period. We have not participated in the preparation of, or verified, such information. The end-of-day quotation for the Brazilian real relative to the U.S. dollar on May 24, 2017 was 3.2776. The numbers appearing in the table below may have been rounded for ease of analysis.

The historical data set forth below are for illustrative purposes only and are not indicative of the future values of the Spot Rate or the Currency Performance. The graph below also indicates by a broken line a hypothetical Final Spot Rate that would result in a Currency Performance of -25.00%, calculated based on a hypothetical Initial Spot Rate of 3.2776, which was the end-of-day quotation for the Brazilian real relative to the U.S. dollar on May 24, 2017. We cannot give you any assurance that the Currency Performance will be greater than or equal to -25.00%. Any historical upward or downward trend in the exchange rate set forth in the following graph during any period set forth below is not an indication that the Spot Rate or the Currency Performance is more or less likely to increase or decrease at any time during the term of the notes. As set forth in the following graph, a higher exchange rate indicates a weakening of the Brazilian real relative to the U.S. dollar, while a lower exchange rate indicates a strengthening of the Brazilian real relative to the U.S. dollar. The daily exchange rates published by Bloomberg L.P. are not calculated in the same way as the Spot Rate and may differ from such Spot Rate. We will not use Bloomberg quotations to determine the Spot Rate.

Brazilian Real

Historical High, Low and Period-End Exchange Rates

January 3, 2007 through May 24, 2017

(expressed as units of Brazilian reais per U.S. dollar)

Year	High	Low	Period End
2007	2.1640	1.7269	1.7800
2008	2.6202	1.5545	2.3145
2009	2.4501	1.6968	1.7445
2010	1.9153	1.6442	1.6613
2011	1.9549	1.5290	1.8668
2012	2.1384	1.6890	2.0516
2013	2.4549	1.9419	2.3621
2014	2.7600	2.1832	2.6576
2015	4.2478	2.5493	3.9608
2016	4.1720	3.1022	3.2552
2017 (through May 24, 2017)	3.4109	3.0413	3.2776

Past performance is not indicative of future performance.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMS LLC or one of its affiliates will act as placement agents for the notes. The placement agents will receive a fee from the Issuer that will not exceed $10.00 per $1,000 Face Amount of notes, but will forgo any fees for sales to certain fiduciary accounts. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.